UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OCULAR THERAPEUTIX, INC.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

67576A100
(CUSIP Number)

Frank S. Vellucci, Esq. Norton Rose Fulbright US LLC 1301 Avenue of the Americas New York, NY 10019 (212) 408-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subect of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 67576A100	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Summer Road LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,574,020 shares of Common Stock (see item 5(a))

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
9,574,020 shares of Common Stock (see item 5(a))

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,574,020 shares of Common Stock (see item 5(a))

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.7% (see item 5(b))

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 67576A100	13D	Page 3 of 4 Pages

Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this "Amendment No. 1") amends the Schedule 13D filed by Summer Road LLC (the "Reporting Person") on March 4, 2019 with respect to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Ocular Therapeutix, Inc., a Delaware corporation (the “Issuer”) (the "Original Schedule 13D").  The Original Schedule 13D and this Amendment No. 1 are collectively referred to herein as the "Schedule 13D".  Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings given to them in the Original Schedule 13D (as amended by Amendment No. 1).  The Original Schedule 13D (as amended by Amendment No. 1) remains in full force and effect, except as specifically amended by this Amendment No. 1.  This Amendment No. 1 is being filed solely to correct the percentage of outstanding shares of the Issuer's Common Stock owned by the Reporting Person.  The percentage reported in the Original Schedule 13D was based on a miscommunication with a representative of the Issuer concerning the number of shares of Common Stock outstanding at the time of issuance of the Notes.
Item 5.	Interest in Securities of the Issuer.
(a) and (b)
	Shares of Common Stock Beneficially Owned[1]	Percent of Class[2]
Summer Road:
Sole Voting Power	9,574,020	19.7%
Shared Voting Powers	-0-	0%
Sole Dispositive Power	9,574,020	19.7%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	9,574,020	19.7%

[1]
Consists of (i) 3,804,788 shares of Common Stock plus (ii) 5,769,232 shares of Common Stock issuable upon conversion of the Notes. Represents shares beneficially owned by Reporting Person through IMAs entered into with two Family Clients.

[2]
This calculation is rounded to the nearest tenth and is based upon 42,836,572 shares of Common Stock outstanding, on March 1, 2019, as reported in the Issuer's Form 10-K for the fiscal year ended December 31, 2018, filed with the Securities and Exchange Commission on March 7, 2019 (File No. 001-36554).

CUSIP No. 67576A100	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  March 29, 2019

Summer Road LLC

By:	/s/ Richard A. Silberberg
Name: Richard A. Silberberg
Title: Chief Operating Officer